Filed Pursuant to Rule 433
Registration Nos. 333-148239 and 333-148239-01
May 15, 2008
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated May 15, 2008)

Issuer:	NiSource Finance Corp.

Guarantor:	NiSource Inc.

Security:	6.15% Notes due 2013 The Notes due 2013 are a re-opening of NiSource Finance’s 6.15% Notes due 2013 issued on February 19, 2003 in an initial aggregate principal amount of $345,000,000.

Ratings:	Baa3 (negative outlook)/BBB— (stable)/BBB (stable) (Moody’s/Standard & Poor’s/Fitch)

Size:	$200,000,000

Public Offering Price:	100.378%, plus accrued interest from March 1, 2008 to May 20, 2008

Maturity:	March 1, 2013

Treasury Benchmark:	3.125% due April 30, 2013

US Treasury Yield:	3.135%

Spread to Treasury:	+292 basis points

Re-offer Yield:	6.055%

Optional Redemption Terms:	Make-whole call at Treasury plus 35 basis points

Coupon:	6.15%

Interest Payment Dates:	March 1 and September 1 of each year beginning September 1, 2008

Accrued Interest Payable to the Issuer:	$2,699,166.67 accrued from March 1, 2008 to May 20, 2008

Format:	SEC Registered

Transaction Date:	May 15, 2008

Expected Settlement Date:	May 20, 2008

Joint Lead Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc. Wachovia Capital Markets, LLC

Co-Managers:	BMO Capital Markets Corp. Commerzbank Capital Markets Corp. KeyBanc Capital Markets Inc. Mizuho Securities USA Inc.
     The issuer and guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling NiSource Inc. toll-free at 1-877-647-5990 or Banc of America Securities LLC toll-free at 1-800-294-1322, J.P. Morgan Securities Inc. at 212-834-4533 or Wachovia Capital Markets, LLC toll-free at 1-800-326-5897.